Exhibit 4

AGREED FORM

Dated                        2020

FAIRFAX FINANCIAL HOLDINGS LIMITED, as Promisor

- and –

[GATLAND BIDCO LIMITED], as Payee

- and –

HAMBLIN WATSA INVESTMENT COUNSEL LTD., as HWIC

Asset Value Loan Note1

1 Note: This Note represents the agreed form of the Notes that will be issued on Completion pursuant to the SPA, and at the time of issuance will be split into Notes for each Affiliated/Strategic Asset

AGREED FORM

8.	PAYMENTS	11

9.	RANKING OF THE ASSET VALUE LOAN NOTES	12

10.	WARRANTIES AND UNDERTAKINGS	12

11.	THIRD PARTY RIGHTS	12

12.	TERMINATION	12

13.	WAIVER	12

14.	GOVERNING LAW AND JURISDICTION	12

15.	AGENT FOR SERVICE OF PROCESS	13

16.	ASSIGNMENT	13

17.	EXECUTION AND DELIVERY	13

18.	HWIC APPOINTMENT AS AGENT	13

SCHEDULE 1 Affiliated/Strategic Assets	14

THIS INSTRUMENT (the "Instrument") is made by deed on _________ 2021,

BETWEEN

(1)	FAIRFAX FINANCIAL HOLDINGS LIMITED, a company incorporated in Canada whose registered office is at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7, Canada (the "Promisor");

(2)	HAMBLIN WATSA INVESTMENT COUNSEL LTD. a company incorporated in Canada and whose registered office is at 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7 ("HWIC"); and

(3)	[GATLAND BIDCO LIMITED], a private company incorporated in Jersey with registered number 132662 and whose registered office is at 27 Esplanade, St Helier, Jersey JE1 1SG (the "Payee").

WHEREAS:

(A)	On 2 December 2020, the Promisor and the Payee entered into a share sale and purchase agreement (the "SPA"), under which Fairfax Financial Holdings Limited and certain Affiliates agreed to sell and Gatland Bidco Limited agreed to purchase the entire share capital of RiverStone (Barbados) Ltd (the "Target") and a number of the Target's subsidiaries for such consideration as is set out in the SPA (the "Consideration").

(B)	The Consideration has been calculated on the basis of, amongst other things, the value of the Affiliated/Strategic Assets as at the Asset Value Date. The Promisor has therefore agreed to issue this Instrument by way of assurance of the value of the Affiliated/Strategic Assets until such time as such assets are purchased by or sold at the direction of HWIC.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

In this Instrument, unless the context otherwise requires, the following expressions shall have the following meanings.

"Affiliate" means, with respect to any person, any other person which, directly or indirectly, (a) Controls the first person, (b) is Controlled by the first person, or (c) is under common Control with the first person.

"Affiliated/Strategic Assets" means the assets set out in Schedule 1, provided that any asset once disposed of will cease to be an Affiliated/Strategic Asset.

"Asset Value Date" means 31 December 2019.

"Base Asset Value" means the value as at 31 December 2019 of the Affiliated/Strategic Asset as listed in Schedule 1.

"Business Day" has the meaning given to this term in the SPA.

"Call Option Notice" has the meaning given to this term in Clause 5.5.

"Completion" has the meaning given to this term in the SPA.

["Costs" means any costs or amounts incurred, paid or to be paid by a member of the Target Group in connection with (i) committed capital contributions in respect of the investment in Brookfield Capital Fund IV, and (ii) any indemnification or similar provision relating to Argentinian Peso to US Dollar foreign exchange risk in respect of the investment in Atlas Corp., each of which investments being Affiliated/Strategic Assets.][Note: Costs to be included in notes issued in respect of relevant assets only]

"Control" means (i) in relation to a person that is a corporation or limited liability company, the ownership, directly or indirectly, of (A) voting securities of the person carrying more than fifty percent (50%) of the voting rights attaching to all voting securities of the person and which are sufficient, if exercised, to elect a majority of its board of directors or managing officers, as applicable, or (B) shares in the capital stock of the person or warrants or other rights to acquire shares in the capital stock of the person representing greater than fifty percent (50%) of the economic value of the person; (ii) in relation to a person that is a partnership, limited partnership, trust or other similar entity, the ownership, directly or indirectly, of (A) ownership interests of such person carrying more than fifty percent (50%) of the voting rights attaching to all voting ownership interests of the person or, in the case of a limited partnership, ownership of voting securities of the general partner of such limited partnership carrying more than fifty percent (50%) of the voting rights attaching to all voting securities of the general partner and which are sufficient, if exercised, to elect a majority of its board of directors or (B) ownership interests representing greater than fifty percent (50%) of the economic value of the person; and (iii) in relation to any other person, the ownership of securities or other interests entitling the holder to exercise direction over the management and policies of the person (and "Controls" and "Controlled" are defined accordingly).

"Distributions" means the aggregate amount of all and any payments (including dividends and any interest thereon) and capital payments (including redemption monies and any interest thereon) received by a member of the Target Group in cash and in respect of any shares, units, fund or partnership interest, bonds, debentures, convertible instruments or any other instrument or security relating to an Affiliated/Strategic Asset, but not including any payments received in respect of the sale or transfer of the Affiliated/Strategic Assets pursuant to Clauses 5 or 6 or otherwise.

"Encumbrance" means any mortgage, charge (fixed or floating), mortgage, pledge, lien, option, claim, power of sale, hypothecation, usufruct, retention of title, right to acquire, right of conversion, right of refusal, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest (whether conditional or not) of any kind to a third party or any agreement to create any of the foregoing.

"Exchange Rate" with respect to a particular currency means, as of any date, the rate at which a currency other than United States currency may be exchanged into US$, as set forth at, or as near as possible to, 4:00 p.m. New York City time on such date on the Reuters World Currency Page for such currency or, in the event that such rate does not appear on the applicable Reuters currency page, the spot rate of exchange of Bank of America N.A. in the market where its foreign currency exchange operations in respect of such currency are then being conducted at, or as near as possible to, 4:00 p.m. New York City time.

"Fixed Amount" means $[●] [Note: The Fixed Amount will be dealt with through the issue of a separate note on completion (for the Fixed Amount only), rather than being apportioned across the Notes.]

"Guaranteed Affiliated Asset Value" means for each Affiliated/Strategic Asset, the Base Asset Value plus interest on such amount at an annualised rate of 3% (compounding annually) on a straight line basis assuming a 360 day year accruing from but excluding the Asset Value Date up to and including the date of calculation, calculated in US$.

"HWIC" means Hamblin Watsa Investment Counsel Ltd.

"Law" has the meaning given to this term in the SPA.

"Liquidity Cap" means £[●] for 2021 and £[●] for 2022, and which shall apply on an aggregate basis for this Instrument together with all Similar Instruments.

"Liquidity Requirements" means the anticipated liquidity needs of the Target Group to pay claims, as necessary, during the applicable Quarter.

"Liquidity Event Notice" has the meaning given to this term in 5.1.

"Liquidity Schedule" has the meaning given to this term in Clause 5.2.

"Payable Amount" means:

(a)	At Completion, an amount, calculated in US$ using the Exchange Rate, equal to (i) the sum of the Guaranteed Affiliated Asset Values that results from using the Completion Date as the date of calculation; LESS (ii) the aggregate actual value of the Affiliated/Strategic Assets at Completion (using the Valuation Methodology) PLUS the Fixed Amount, provided that if this results in a negative number, the Payable Amount is US$0; and

(b)	After Completion, the Revised Payable Amount, provided that the amount calculated in accordance with (a) above shall be the Payable Amount until the first Valuation Certificate is delivered,

in either case reduced (on a consistent basis but without any double counting) following any and all purchases of any Affiliated/Strategic Asset by a Promisor Managed Acquiror, or such other disposal to a third-party approved by HWIC in writing, which occurs subsequent to issuance of the most recent Valuation Certificate (or if no Valuation Certificate has been issued, Completion) by an amount equal to (i) the Guaranteed Affiliated Asset Value(s) of the relevant Affiliated/Strategic Asset(s) disposed of LESS (ii) the actual value(s) (calculated in US$ using the Exchange Rate) of the relevant Affiliated/Strategic Asset(s) disposed of, in each case as used in the preparation of the most recent Valuation Certificate (or if no Valuation Certificate has been issued, as at Completion) and as shown in the relevant Payment Certificate.

"Payment Certificate" has the meaning given to this term in Clause 3.5.

"Previous Quarter End" means the last calendar day in the Quarter immediately preceding the relevant Quarter.

"Promisor Managed Acquiror" means the Promisor or such Affiliate of the Promisor that is designated from time to time by HWIC.

"Put Option Notice" has the meaning given to this term in Clause 5.6.

"Quarter" means each of the following periods: 1 January to 31 March, 1 April to 30 June, 1 July to 30 September and 1 October to 31 December.

"Revised Payable Amount" means the amount set out in the latest Valuation Certificate that has been delivered by the Promisor to the Payee, as calculated in accordance with Clause 3.4.

“Similar Instruments” means any other instrument issued on substantially the same terms as this Instrument in respect of Affiliated/Strategic Assets as defined and set out in the SPA.

"Target Group" has the meaning given to this term in the SPA.

"Taxes" has the meaning given to this term in the SPA.

"Valuation Certificate" has the meaning given to this term in Clause 3.1.

"Valuation Methodology" means the valuation basis used by the relevant legal entity in which the asset is held at the relevant date, which as at the date of this Instrument shall be consistent with the basis used to calculate the value of the Affiliated/Strategic Assets at the Asset Value Date (which is fair market value (consistent with UK GAAP) other than for Fairfax Middle East Holdings Inc. which is valued at cost consistent with the basis on which it is recognised in the balance sheet of TIG Insurance (Barbados) Limited).

1.2	In this Instrument:

(a)	the division into Recitals, Clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Instrument;

(b)	a reference to a paragraph in a Schedule is, unless otherwise stated, a reference to a paragraph in that Schedule or, where that Schedule is split into parts, a reference to a paragraph in that part of that Schedule;

(c)	a reference to a document (including, without limitation, this Instrument) is a reference to that document as amended, varied, supplemented or novated from time to time (in each case, other than in breach of the provisions of such document);

(d)	the words "hereto", "herein", "hereof", "hereby" and "hereunder" and similar expressions refer to this Instrument as a whole and not to any particular section or portion of it. References to a Recital, Clause or Schedule are to a recital, clause of, or schedule to, this Instrument (and references to this Instrument include the Schedules). unless otherwise specifically provided;

(e)	words in the singular include the plural and vice versa and words in one gender include all genders;

(f)	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(g)	a reference to “£” shall be a reference to Pounds Sterling, being the lawful currency of the United Kingdom.

(h)	unless otherwise specified, references in this Instrument to a statute or statutory provision, requirement of law or governmental consent shall be deemed to include any instrument, order, regulation or direction made or issued under it and shall be deemed to refer to such statute, requirement of law or governmental consent as the same may be amended, supplemented or otherwise modified from time to time except to the extent that any amendment, re-enactment or modification made or coming into effect after the date of this Instrument would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of any Party under this Instrument;

(i)	each reference to a Party shall be deemed to include that Party’s successors and permitted assigns;

(j)	each reference to "days" means calendar days unless the term "Business Day" is used.

(k)	references to a "person" include any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, limited liability company, unincorporated association, trust, joint venture, trustee, executor, administrator or other personal legal representative, governmental authority or other entity however designated or constituted;

(l)	references to a "company" include any company or other body corporate, wherever and however incorporated or established;

(m)	references to "in writing" (or any similar expression) shall include any modes of reproducing words in a legible and non-transitory form (including, for the avoidance of doubt, through electronic mail);

(n)	unless the context requires otherwise, words and expressions defined in or having a meaning provided in the Companies Act 2006 shall have the same meaning in this Instrument;

(o)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(p)	general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(q)	references to times of the day are to the time in London, United Kingdom (unless otherwise expressly specified); and

(r)	the wording of this Instrument shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

2.	AMOUNT

2.1	For value received, at the Payee’s election to be notified in writing to the Promisor no earlier than the earlier to occur of: a) 31 December 2023; and b) the date that all of the Affiliated/Strategic Assets have been sold by the Target Group, the Promisor promises to pay to the Payee the Payable Amount, if any, within 5 Business Days of receipt of such election (the "Due Date").

3.	VALUATION CERTIFICATES

3.1	For the first full Quarter after Completion, and for each successive Quarter thereafter until this Instrument is terminated, the Promisor will deliver to the Payee, as soon as reasonably practicable from the start of the Quarter, and in any event no more than 60 days after the start of the Quarter, a certificate which sets out the Revised Payable Amount for that Quarter (a "Valuation Certificate").

3.2	If the Payee disagrees with the calculation of the Revised Payable Amount included in the Valuation Certificate (including any disagreement in relation to the Valuation Methodology and its application), the Payee shall notify the Promisor as soon as reasonably practicable following receipt of the Valuation Certificate of its reasonably detailed good faith calculation of the Revised Payable Amount. The Promisor and HWIC shall provide to the Payee all information and documents reasonably required in order to determine the calculation of the Revised Payable Amount.

3.3	If the Promisor and the Payee cannot reach an agreement on the Revised Payable Amount within 10 Business Days following delivery of the Valuation Certificate, the Parties shall jointly appoint one (1) of the Big Four Firms (the "Appointed Firm") to determine the Revised Payable Amount (applying the Valuation Methodology) within 20 Business Days of its appointment. The Appointed Firm shall act as expert and not arbitrator and its determination shall (in the absence of manifest error or fraud) be final and binding. The Promisor, HWIC and the Payee each shall provide to the Appointed Firm (and the Promisor shall procure that each member of the Target Group provides to the Appointed Firm) all information and documents reasonably required in order to determine the calculation of the Revised Payable Amount. The Appointed Firm shall have the authority to allocate its fees between the Promisor and the Payee, and in the absence of such allocation, the Promisor and the Payee shall split the costs equally.

3.4	In a Valuation Certificate, the Revised Payable Amount will be calculated as the amount equal to:

(a)	the amount that results from the following equation (i) the sum of the Guaranteed Affiliated Asset Values for all Affiliated/Strategic Assets that results from using the Previous Quarter End as the date of calculation, LESS (ii) the actual value of all the Affiliated/Strategic Assets at the time of the Previous Quarter End (using the Valuation Methodology) PLUS the Fixed Amount; LESS

(b)	any Distributions (where applicable converted into US$ at the Exchange Rate on the day of receipt of the Distributions) received by the Payee or its Affiliates in respect of all of the Affiliated/Strategic Assets by the Previous Quarter End; PLUS

(c)	any Costs,

provided that if this results in a negative number, the Revised Payable Amount shall be US$0.

3.5	After the completion of a sale of any Affiliated/Strategic Asset(s) by the Target Group, the Promisor or HWIC will deliver, as soon as reasonably practicable after the date of the disposal, a certificate which sets out:

(a)	the price at which the sale occurred prior to the deduction of any applicable Taxes but less in the case of a disposal under Clause 6 the amount, if any, by which the price on sale exceeds the Guaranteed Affiliated Asset Value (which shall be separately itemised);

(b)	the Guaranteed Affiliated Asset Value of the relevant Affiliated/Strategic Asset(s) at the time of the sale;

(c)	the Guaranteed Affiliated Asset Value of the relevant Affiliated/Strategic Asset as used in the preparation of the most recent Valuation Certificate (or if no Valuation Certificate has been issued, as at Completion); and

(d)	the actual value of the relevant Affiliated/Strategic Asset(s) as used in the preparation of the most recent Valuation Certificate (or if no Valuation Certificate has been issued, as at Completion),

(a "Payment Certificate").

3.6	For the purpose of performing the calculations in this Clause 3, amounts not in US$ shall be converted into US$ on the date of such calculation using the Exchange Rate.

3.7	Until this Note terminates, the Promisor will continue to operate the PAM system and will procure that the Payee is given continued access to the ePAM investment ledger on a basis consistent with the access granted to the Target Group prior to Completion and which the Promisor will maintain on a basis consistent with past practice prior to Completion.

4.	GOVERNANCE

4.1	After Completion:

(a)	the Affiliated/Strategic Assets may only be disposed with the prior approval of HWIC or otherwise pursuant to the terms of this Note. The Affiliated/Strategic Assets and this Note will be permitted to be transferred among the Target Group (which shall be deemed to include any transfer to or deposit in any trust in respect of Funds at Lloyds (FAL)) provided that in respect of the transfer of Affiliated/Strategic Assets:

(i)	the Payee will notify HWIC prior to any such transfer and if HWIC, acting reasonably, objects to the transfer, both HWIC and the Payee will consult in good faith in respect of the negative implications HWIC considers would occur as a result of such transfer occurring and which were the reason for the objection (which may include structuring issues, securities laws filings and limitations under existing shareholder agreements relating to the Affiliated/Strategic Assets) and the transfer shall not be completed unless such implications have been resolved to HWIC's satisfaction, acting reasonably, provided that if the Payee acts reasonably in considering the steps necessary for such resolution and uses its reasonable endeavours to implement any reasonable resolution but HWIC does not so consent to the transfer of Affiliated/Strategic Assets within 15 Business Days of the Payee notifying HWIC pursuant to this Clause 4.1(a)(i), then the Payee shall be entitled to effect such transfer; and

(ii)	the Payee will be responsible for making any filings or entering into any deeds or similar of adherence which arise as a result of such transfer, and HWIC will provide reasonably required information and cooperation in respect of the same, and the Payee and the Promisor will, or will cause their respective Affiliates to, deliver such transfers or take such actions as are necessary to complete any such transfer of this Note;

(b)	the Payee or relevant member of the Target Group to whom an Affiliated/Strategic Asset has been transferred shall be entitled to pledge, grant an Encumbrance over the Affiliated/Strategic Asset or this Note, including in respect of Funds at Lloyds (FAL), provided however that: (i) such Encumbrance will be released prior to the transfer of the Affiliated/Strategic Assets to a Promisor Managed Acquiror as contemplated by Clause 5; and (ii) the nature of any such Encumbrance will be substantially consistent with the nature of Encumbrances granted and debt incurred by members of the Target Group in past practice; and

(c)	prior to their purchase by the Promisor or its Affiliates, HWIC will have the right (without charge or expense to the Target Group) to have operational control over the Affiliated/Strategic Assets (but not the right to grant any Encumbrance over the Affiliated/Strategic Assets), including having sole control over all voting and related matters involving the Affiliated/Strategic Assets, other than where the exercise of such right could reasonably be expected, in the opinion of the Payee, to result in liability, regulatory breach or material reputational damage for any member of the Target Group, the Buyer or any Affiliate of the Buyer (which for the purposes of this Clause 4.1(c) shall be as defined in the SPA, (the "Voting Rights"), and for this purpose the Payee shall procure the appointment of HWIC either as its proxy or the granting of a voting power of attorney in customary form within 5 Business Days of request by HWIC. HWIC shall indemnify the Payee and each member of the Target Group for any cost, liability or loss which arises to the Payee or member of the Target Group as a result of HWIC exercising its control over the Affiliated/Strategic Assets under this Clause 4.1(c).

4.2	The Payee shall, and shall procure that the Target Group shall, use their reasonable endeavours to assist HWIC with any regulatory filings that may need to be completed in connection with any publicly announced transactions.

5.	PUT/CALL OPTIONS

5.1	On or before 31 December 2022, and once per Quarter, the Payee or its Affiliate may issue a notice to the Promisor (which may be issued on an aggregated basis in respect of the same provision in any Similar Instrument) setting out the details of the Liquidity Requirements and requiring the Promisor to procure the purchase by a Promisor Managed Acquiror of Affiliated/Strategic Assets necessary to address the Liquidity Requirements (the "Liquidity Event Notice") the selection of which will be at the sole discretion of HWIC, with a price calculated in accordance with Clause 5.3 equal to the amount set out in the Liquidity Event Notice as required by the Target Group to pay claims, as necessary during the applicable Quarter, provided that the Promisor shall only be required to procure such disposal or acquisition if:

(a)	the aggregate amount of proceeds received by the Payee or its Affiliates in respect of the Affiliated/Strategic Assets purchased pursuant to all previous Liquidity Event Notices has not exceeded, and will not exceed as a result of the current Liquidity Event Notice, the applicable Liquidity Cap; and

(b)	the Liquidity Requirements, when taken together with the other Liquidity Requirements which have arisen in that Quarter, is consistent with the Liquidity Schedule (as defined below) to the extent a Liquidity Schedule has been agreed between the Promisor and the Payee.

5.2	Promptly following Completion, the Promisor and the Payee or its Affiliate will work together in good faith to agree, and subsequently update as required, a schedule of the liquidity needs of the Target Group and therefore the likely needs for the Payee or its Affiliates to issue any Liquidity Event Notices (a “Liquidity Schedule”).

5.3	Subject to the proviso in Clause 5.1, upon receipt of a Liquidity Event Notice, the Promisor shall procure that HWIC notifies the Payee of the Affiliated/Strategic Assets that will be purchased by the Promisor Managed Acquiror (an "HWIC Notice") and the purchase price for such assets shall be an amount equal to:

(a)	the Guaranteed Affiliated Asset Value for the identified Affiliated/Strategic Assets that results from using the date of the applicable Liquidity Event Notice as the date of calculation; LESS

(b)	any Distributions (where applicable converted to US$ at the Exchange Rate on the day of receipt of the Distributions) received by the Payee or its Affiliates in respect of such Affiliated/Strategic Assets by the date of the applicable Liquidity Event Notice; PLUS

(c)	any Costs,

provided that if this results in a negative number, the purchase price is US$0,

and completion of the sale and purchase of the relevant Affiliated/Strategic Assets shall take place as soon as reasonably practicable following the delivery of the HWIC Notice, and in any event within 15 Business Days of such notice, or such longer time period as is necessary to obtain any mandatory regulatory clearances or approvals. On such completion: (i) the Payee and the Promisor will, or will cause their respective Affiliates or purchasing third party to, deliver such transfers or take such actions as are necessary to complete the sale and purchase of relevant Affiliated/Strategic Assets; (ii) the Payee will cause such assets to be transferred by the relevant member of the Target Group free from all Encumbrances; and (iii) the Promisor will pay or cause to be paid the purchase price to the Payee.

5.4	If HWIC fails to deliver an HWIC Notice, the Payee shall be entitled to select those Affiliated/Strategic Assets it requires to be sold so as to deliver proceeds as are at least equal to (but shall exceed by the minimum practicable amount) the amount set out in the Liquidity Event Notice, and will give written notice of its selection to the Promisor and such notice shall be deemed an HWIC Notice.

5.5	On or before 31 December 2022, HWIC on behalf of the Promisor may deliver one or more notices (each a "Call Option Notice") to the Payee requiring it to procure the sale of certain Affiliated/Strategic Assets set out in the Call Option Notice to a Promisor Managed Acquiror at a purchase price (which may either be in cash or, subject to Clause 5.8, investment assets) equal to:

(a)	the Guaranteed Affiliated Asset Value that results from using the date of the applicable Call Option Notice as the date of calculation; LESS

(b)	any Distributions (where applicable converted to US$ at the Exchange Rate on the day of receipt of the Distributions) received by the Payee or its Affiliates in respect of such Affiliated/Strategic Assets by the date of the applicable Call Option Notice; PLUS

(c)	any Costs,

provided that if this results in a negative number, the purchase price is US$0.

5.6	Without prejudice to the rights of the Payee under 4.1(a), if the Promisor has not served a Call Option Notice in respect of all of the Affiliated/Strategic Assets on or before the date falling 15 Business Days prior to 31 December 2022, then, at the Payee's election to be notified in writing to the Promisor on or before the date falling 7 Business Days prior to 31 December 2022, the Payee or its Affiliate may deliver a notice (which may be issued on an aggregated basis in respect of the same provision in any Similar Instrument) (a "Put Option Notice") to the Promisor requiring it to procure the purchase by a Promisor Managed Acquiror of all, but not some only, of the Affiliated/Strategic Assets at a purchase price (which may either be in cash or, subject to Clause 5.8, investment assets) equal to:

(a)	the Guaranteed Affiliated Asset Value that results from using the date of the Put Option Notice as the date of calculation; LESS

(b)	any Distributions (where applicable converted to US$ at the Exchange Rate on the day of receipt of the Distributions) received by the Payee or its Affiliates in respect of all of the Affiliated/Strategic Assets by the date of the Put Option Notice; PLUS

(c)	any Costs,

provided that if this results in a negative number, the purchase price is US$0.

5.7	Completion of the sale and purchase of the relevant Affiliated/Strategic Assets shall take place as soon as reasonably practicable following the delivery of the Call Option Notice or Put Option Notice, as applicable, and in any event within 15 Business Days or such longer time period as is necessary to obtain any mandatory regulatory clearances or approvals. On such completion: (i) The Payee and the Promisor will, or will cause their respective Affiliates or purchasing third party to, deliver such transfers or take such actions as are necessary to complete the sale and purchase of relevant Affiliated/Strategic Assets; (ii) the Payee will cause such assets to be transferred by the relevant member of the Target Group free from all Encumbrances; and (iii) the Promisor will pay or cause to be paid the purchase price to the Payee.

5.8	If the Promisor wishes to settle the amounts payable on completion of the Call Option or the Put Option through the transfer of investment assets rather than the payment of cash, then the Promisor will give written notice of such fact no later than 5 Business Days prior to completion of the Call Option or Put Option, as the case may be, such notice to give details of those investment assets the Promisor intends to transfer to the Payee in satisfaction of its obligation to pay amounts equal to the Guaranteed Affiliated Asset Values. The Payee will give consideration to and discuss such proposal with the Promisor, but will be under no obligation to accept payment through the transfer of investment assets in lieu of cash.

5.9	If the Payee reasonably determines that any of the Affiliated/Strategic Assets to be transferred as set out in:

(a)	a Call Option Notice cannot be transferred free from Encumbrances on completion of their transfer under Clause 5.7; or

(b)	an HWIC Notice cannot be transferred free from Encumbrances on completion of their transfer under Clause 5.3,

in each case due to being embargoed or encumbered pursuant to applicable Laws (and the Payee shall in any event use all reasonable endeavours to procure the release of Encumbrances over such assets), the Promisor and the Payee will work in good faith to select alternative Affiliated/Strategic Assets which can be transferred on such completion free from Encumbrances, and in the absence of such agreement the Call Option Notice or the HWIC Notice, as applicable, shall be deemed not to have been given (and completion the of the transfer of those assets set out in the Call Option Notice or HWIC Notice shall not occur).

6.	DISPOSAL PAYMENT OBLIGATION

6.1	Within 5 Business Days of completion of the sale of any Affiliated/Strategic Asset by the Target Group that has been approved by HWIC other than pursuant to Clause 5, the Promisor (or an Affiliate thereof) will pay to the Payee an amount equal to:

(a)	the amount that results from the following equation: (i) the Guaranteed Affiliated Asset Value for that Affiliated/Strategic Asset that results from using the date of completion of sale as the date of calculation, LESS (ii) the amount received as consideration for such Affiliated/Strategic Asset prior to the deduction of any applicable Taxes (where applicable converted to US$ at the Exchange Rate on the day of receipt of the consideration); LESS

(b)	any Distributions (where applicable converted to US$ at the Exchange Rate on the day of receipt of the Distributions) received by the Payee or its Affiliates in respect of such Affiliated/Strategic Asset prior to the completion of sale; PLUS

(c)	any Costs,

provided that if this results in a negative number, the amount payable is US$0 and Clause 6.2 shall apply as applicable.

6.2	If on a sale of an Affiliated/Strategic Asset by the Target Group that has been approved by HWIC other than pursuant to Clause 5 the proceeds received as consideration for that Affiliated/Strategic Asset together with any Distributions is greater than the Guaranteed Affiliated Asset Value for that Affiliated/Strategic Asset, then within 5 Business days of receipt by the Target Group of the cash proceeds of that sale, the Payee shall pay to the Promisor an amount equal to the amount by which the Proceeds are in excess of the Guaranteed Affiliated Asset Value or, at the Promisor's election, the Payee may retain such amount as a payment or part payment for the purchase of any further Affiliated/Strategic Assets under Clause 5.

7.	INTEREST

Interest shall not accrue on this Instrument, save that if the Promisor fails to pay under this Instrument on the Due Date, then the Promisor shall pay interest accruing at the rate of 10% per annum on the Principal Amount from and including the Due Date until the date of actual payment in full of the Principal Amount and all interest accrued under this promissory note. Such interest shall accrue on a daily basis and shall be payable immediately on demand.

8.	PAYMENTS

8.1	All payments shall be made in US$ in immediately cleared funds in full and without any deduction or withholding, other than any deduction or withholding required by law, to the account notified in writing to the other Party.

8.2	If the Promisor has received a notice from the Payee or an Affiliate of the Payee pursuant to clause 4.4 of the Vendor Loan Note, any amount due and payable and unpaid under this Instrument may be reduced by the amount set off by the Payee or Affiliate of the Payee under such notice. The Promisor and the Payee will work, and will procure that their respective Affiliates will, work together in good faith to give effect to such set-off (including by executing any documents reasonably required to do so efficiently from an accounting and/or tax perspective).

9.	RANKING OF THE ASSET VALUE LOAN NOTES

9.1	This Instrument and each Similar Instrument shall rank pari passu equally without discrimination or preference among themselves and as an unsubordinated and unsecured debt obligation of the Promisor, including ranking at least equally alongside any unsubordinated and unsecured debt of the Promisor.

10.	WARRANTIES AND UNDERTAKINGS

10.1	The Promisor warrants that as at the date of this Instrument it holds a rating of at least Baa3 from Moody’s and BBB- from S&P. If at any time such rating is not maintained by the Promisor, or in the reasonable opinion of the Promisor there is a reasonable likelihood of such rating not being maintained, then the Promisor promptly will give notice of such fact to the Payee, and the Parties will work together in good faith to find a solution that would ensure that the Target Group is not disadvantaged by any such downgrade or potential downgrade and taking into account any impact on the regulatory capital position of the Target Group resulting from such downgrade or potential downgrade, provided that the foregoing shall not, after having discussed the possibility of any collateral support arrangements in good faith, place a binding obligation on Fairfax to implement any cash, letter or credit or similar collateral support arrangements.

10.2	Each Party will, from time to time at the request of the other Party, execute and deliver all such further documents and perform or cause to be performed such further acts or things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Instrument and the notices that may be delivered pursuant to the terms of this Instrument.

11.	THIRD PARTY RIGHTS

11.1	Clauses 5.5, 5.7 and 5.8 are intended to benefit Fairfax Financial Holdings Inc. and each such Clause shall be enforceable by such entity to the fullest extent permitted by law, subject to the other terms and conditions of this Agreement.

12.	TERMINATION

12.1	This Instrument shall terminate automatically without requiring any further actions by any of the parties hereto:

(a)	upon completion of the payment of all amounts owing under it following completion of the sale by the Target Group of all of the Affiliated/Strategic Assets; or

(b)	if mutually agreed in writing between the parties.

13.	WAIVER

13.1	The Promisor hereby waives presentment, demand for payment, notice of dishonour, protest and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Instrument.

14.	GOVERNING LAW AND JURISDICTION

14.1	This Instrument (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) and all matters (including without limitation, any contractual or non-contractual obligation) arising from or in connection with it are governed by, and to be construed and take effect in accordance with, English law.

14.2	The courts of England and Wales have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Instrument (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Instrument and no Party shall attempt to assert the contrary.

15.	AGENT FOR SERVICE OF PROCESS

15.1	The Promisor irrevocably appoints Brit Limited of The Leadenhall Building, 122 Leadenhall Street, London, EC3V 4AB, in each case as its agent for service of process in England.

15.2	The Payee irrevocably appoints TMF Global Services (UK) Limited of 8th Floor, 20 Farringdon Street, London EC4A 4AB, in each case as its agent for service of process in England.

15.3	If any person appointed as agent for service of process ceases to act as such the relevant party shall immediately appoint another person to accept service of process on its behalf in England and notify the other party of such appointment in writing. If it fails to do so within ten (10) Business Days the other party shall be entitled by notice to the relevant party to appoint a replacement agent for service of process.

16.	ASSIGNMENT

16.1	The Payee shall be permitted to assign or transfer any or all of its rights under this agreement in respect of an Affiliated/Strategic Asset to the member of the Target Group that holds such Affiliated/Strategic Asset, provided that the aggregate liability of the Promisor shall not be increased as a result of such assignment.

16.2	The Promisor shall be permitted to assign or transfer any or all of its rights under this agreement to any of its Affiliates.

16.3	The rights and obligations of the Promisor under this Agreement may be divided into participations, syndicated or otherwise apportioned between Promisor Managed Acquirors on any terms as HWIC and the Promisor may agree, provided always that (i) the Promisor will remain the primary obligor in respect of all its obligations hereunder, and (ii) in all cases provided that the Payee does not suffer any reduction in rights or increase in obligations as a result of the such division, participation or syndication.

17.	EXECUTION AND DELIVERY

17.1	This instrument may be executed and delivered in counterparts and by PDF or other reliable electronic transmission.

18.	HWIC APPOINTMENT AS AGENT

18.1	HWIC shall be authorized to act as the sole agent for the Promisor under this Instrument and the Payee and Target Group shall be authorized to act on all instructions received by HWIC on behalf of the Promisor.

This Instrument has been entered into as a deed on the date stated at the beginning of it.

SCHEDULE 1

AFFILIATED/STRATEGIC ASSETS

[To list the relevant Affiliated/Strategic Asset from the SPA to which this Note relates, together with the Base Asset Value]

EXECUTED and DELIVERED as a DEED by FAIRFAX FINANCIAL HOLDINGS LIMITED
in the presence of:
Authorised Signatory

Witness signature:

Witness name:

Witness address:

Witness occupation:

[Asset Value Loan Note – Signature Page]

EXECUTED and DELIVERED as a DEED by HAMBLIN WATSA INVESTMENT COUNSEL LTD.
in the presence of:
Authorised Signatory

Witness signature:

Witness name:

Witness address:

Witness occupation:

[Asset Value Loan Note – Signature Page]

EXECUTED and DELIVERED as a DEED by [PAYEE]
in the presence of:
Director

Witness signature:

Witness name:

Witness address:

Witness occupation:

[Asset Value Loan Note – Signature Page]